September 17, 2024

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
Room M 21F, Tong Nam Ah Commercial Centre
180 Alameda Dr, Carlos D'Assumpcao, Macau

       Re: Scientific Energy, Inc.
           Amendment No 1 to Form 10-K for the fiscal year ended December 31,
2023
           Filed June 12, 2024
           File No. 000-50559
Dear Stanley Chan:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023
General

1. We note your response to prior comment 1. Please note that each amended item of the
       Form 10-K must set forth the complete text of each item. Please revise your disclosure to comply with the requirements of Rule 12b-15 of the Exchange Act. Further, please note that each aspect of the letters referenced in comment 1, including risk factor disclosure, should be specifically addressed. You should provide specific and prominent disclosures about the legal and operational risks associated with having businesses in this location, consistent with the guidance in our Sample Letter to Companies Regarding China-
       Specific Disclosures and our Sample Letter to China-Based Companies, which were posted to our website July 17, 2023, and on December 20, 2021. You may view the
       Sample Letters at the following internet addresses: https://www.sec.gov/corpfin/sample-
       letter-companies-regarding-china-specific-
       disclosures and
https://www.sec.gov/corpfin/sample-letter-china-based-companies. Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letters and notwithstanding the exemption from risk factor disclosures for smaller September 17, 2024
Page 2

       reporting companies. Additionally, as previously noted, the discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act 2023, and related regulations may affect your company,
       should be provided adjacent to the cover page or in advance of the other disclosures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction